FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For June 1, 2017

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 42140

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES PRIVATE

DEBENTURE PLACEMENT IN ISRAEL

Closing set to July 2018

CELLCOM ISRAEL LTD. ANNOUNCES A DEFERRED LOAN AGREEMENT

Netanya, Israel – June 1, 2017 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that:

Private Debentures Placement -

The Company entered into an agreement with certain Israeli institutional investors, according to which the Company irrevocably undertook to issue to the institutional investors, and the institutional investors irrevocably undertook to purchase from the Company, NIS 220 million aggregate principal amount of additional debentures of the existing series K debentures (which are listed on the Tel Aviv Stock Exchange, or TASE), on July 1, 2018 , or the Agreed Date.

The price was set at NIS 1.011 for each Series K debenture (which bear a stated interest rate of 3.55% per annum) of NIS 1 principal amount, or a total consideration of approximately NIS 222 million, reflecting an effective interest yield of 3.6% per annum. The Company is required to pay a certain commitment fee to the institutional investors. In case the debentures' rating on the Agreed Date shall be il/(A-) or below, the price shall be reduced to NIS 1.001 for each Series K debenture of NIS 1 principal amount.

The closing of the issuance will be subject to certain customary conditions, including: the receipt of the TASE's approval, the absence of any event of default under the series K debentures indenture, the Company having an Israeli shelf prospectus in force, and satisfaction of the conditions set out in the series K debentures indenture for the issuance of additional K debentures (meaning, aside from the no events of default condition detailed above, that the issuance of additional debentures itself will not cause a rating downgrade compared to the rating prior to such issuance, and that the Company meets the financial covenants applicable to the series K debentures on the date of such issuance and thereafter).

In relation to the said offering, the Company's rating agency reaffirmed the current rating of ilA+/stable for the Company and its debentures.

The offering described in this press release was made only in Israel and only to residents of Israel. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Loan Agreement -

In addition, the Company entered into a loan agreement with an Israeli bank that provided the Company a similar loan in August 2015 (the "Lender" and the "2015 Loan Agreement", respectively), according to which the Lender has agreed, subject to certain customary conditions, to provide the Company a deferred loan in a principal amount of NIS 150 million, unlinked, which will be provided to the Company in March 2019, and will bear an annual fixed interest of 4%. The loan's principal amount will be payable in four equal annual payments on March 31 of each of the years 2021 through and including 2024 and the interest will be payable in ten semi-annual instalments on March 31 and September 30 of each calendar year commencing September 30,2019 through and including March 31, 2024. Until the provision of the loan, the Company is required to pay the Lender a commitment fee.

The agreement includes similar terms and obligations to those included in the Company's August 2015 loan agreement and applies the right to demand immediate repayment of either or both agreements due to certain events of default under either agreement.

For additional details regarding the Company's existing debentures and existing loan agreements, including the August 2015 loan agreement, see our most recent annual report for the year ended December 31, 2016 on Form 20-F, filed on March 20, 2017, under "Item 5B. Liquidity and Capital Resources – Debt Service – Public Debentures" and "-Other Credit Facilities".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.792 million cellular subscribers (as at March 31, 2017) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communications services in Israel, in addition to data communications services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	June 1, 2017	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary